U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For March 5, 2015	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

Suite 4400, 500 Centre Street SE

PO Box 2850

Calgary, Alberta, Canada  T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2 and 99.3 to this report, filed on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-196927).

EXPLANATORY NOTE

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K are hereby filed with, and not furnished to, the Securities and Exchange Commission.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2015
ENCANA CORPORATION
(Registrant)

	By:	/s/ Dawna I. Gibb
Name: Dawna I. Gibb
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Underwriting Agreement dated March 4, 2015 between Encana Corporation and the underwriters listed therein.
99.2	Consent of Norton Rose Fulbright LLP.
99.3	Consent of Blake, Cassels & Graydon LLP.